

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2017

Mail Stop 4631

<u>Via Email</u>
Mr. Aaron Pearce
Chief Financial Officer
Brady Corporation
6555 West Good Hope Rd
Milwaukee, WI. 53223

>   **Re: Brady Corporation**
>   **Form 10-K for Fiscal Year Ended July 31, 2016**
>   **Filed September 15, 2016**
>   **File No. 001-14959**

Dear Mr.Pearce:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Terence O'Brien
>
>   Terence O'Brien
>   Accounting Branch Chief
>   Office of Manufacturing and
>   Construction